Exhibit 4.5

EXECUTION VERSION

SUPPLEMENT

SUPPLEMENT (this “Supplement”), dated as of September 19, 2005, among United Rentals, Inc. (the “Company”), The Bank of New York (Delaware), as Delaware Trustee under the Trust Agreement referred to below, The Bank of New York, as Property Trustee under the Trust Agreement referred to below and as Trustee under the Indenture and the Guarantee Agreement referred to below referred to below, and the administrative trustees listed on the signature page hereto.

W I T N E S S E T H:

WHEREAS, the Company, The Bank of New York, as property trustee, The Bank of New York (Delaware), as Delaware trustee, and the Administrative Trustees named therein have heretofore entered into an Amended and Restated Trust Agreement, dated as of August 5, 1998 (the “Original Trust Agreement”), related to United Rentals Trust I (the “Trust”); the Company and The Bank of New York, as trustee, have heretofore entered into an Indenture, dated as of August 5, 1998 (the “Original Indenture”), related to the 6½% Convertible Subordinated Debentures due August 1, 2028 issued by the Company; and the Company and The Bank of New York, as trustee, have heretofore entered into a Guarantee Agreement, dated as of August 5, 1998 (the “Original Guarantee Agreement” and, together with the Original Trust Agreement and the Original Indenture, the “Original Documents”), related to the Preferred Securities issued by the Trust;

WHEREAS, the Company and the Trust have solicited consents from Holders of the Preferred Securities to, among other things, certain amendments (the “Amendments”) to the Original Documents which are set forth in this Supplement;

WHEREAS, the Company and the Trust have received consents to the Amendments from Holders of a majority in aggregate liquidation preference of the outstanding Preferred Securities; and

WHEREAS, pursuant to the Original Documents, the Trustees are authorized to execute and deliver this Supplement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto mutually covenant and agree for the equal and ratable benefit of Holders of the Preferred Securities as follows:

ARTICLE I

AMENDMENTS

A.          Section 1.1 of each of the Original Documents shall be amended to insert alphabetically therein the following defined terms:

“Consent Fee” means the payment defined as such with respect to the Preferred Securities in the Solicitation Documents.

“Covenant Reversion Date” means, 11:59 p.m., New York City time, on the earlier of (i) the Business Day following the Company’s failure to pay the Consent Fee, if due, for the Preferred Securities in accordance with the Solicitation Documents and (ii) March 31, 2006.

“Solicitation Documents” means the Consent Solicitation Statement dated as of August 22, 2005, as amended on September 12, 2005, and the related Consent Form, each as may be amended and supplemented from time to time.

B.           Clause (c) of Section 5.1 of the Original Indenture shall be amended to read in its entirety as follows:

(c)          failure on the part of the Company duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Company contained in the Debentures or contained in this Indenture (other than a covenant or agreement which has been expressly included in this Indenture solely for the benefit of the Company) and continuance for such failure for a period of 90 days after the date on which written notice of such failure, requiring the same to be remedied and stating that such notice is a “Notice of Default” hereunder, shall have been given to the Company by the Trustee, by registered or certified mail, or to the Company and the Trustee by a Holder or Holders of at least 25% in aggregate principal amount of the Debentures at the time Outstanding or the holder or holders of at least 25% in aggregate liquidation preference of the Preferred Securities; provided, however, that notwithstanding any of the foregoing or any other provision of this Indenture or the Debentures, the failure of the Company to comply with Sections 7.4 and 10.5 of this Indenture, and §314 of the Trust Indenture Act, at any time before the Covenant Reversion Date shall not constitute a Default or Event of Default under this clause (c); or

C.          Section 7.4 of the Original Indenture shall be amended to insert the following paragraph at the end thereof:

Notwithstanding the foregoing or any other provision of this Indenture or the Debentures, the information, documents and reports referred to in this Section 7.4 that the Company would have been required (but for this sentence) to file with the Trustee and the Commission, and transmit to the Holders or any other Person, at any time before the Covenant Reversion Date, shall not be required to be filed or transmitted until the Covenant Reversion Date.

D.          Section 10.5 of the Original Indenture shall be amended to insert the following at the end thereof:

Notwithstanding the foregoing or any other provision of this Indenture or the Debentures, Officer’s Certificates that the Company would have been required (but for this sentence) to deliver pursuant to Section 10.5 at any time before the Covenant Reversion Date shall not be required to be delivered until the Covenant Reversion Date.

E.	The Original Indenture shall be amended to insert the following Section 10.11:

SECTION 10.11. Interim Period Provisions. Within 25 days after the end of each calendar month ending during the Interim Period (as defined below), other than a month that

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is the last month in a fiscal quarter or the month that is January, and within 45 days after the end of each January ending during the Interim Period, the Company will cause to be filed with (or furnished to) the Commission a Report on Form 8-K (or other publicly-available report under the Exchange Act) containing unaudited financial information setting forth revenue, dollar utilization, outstanding debt, liquidity (cash position plus borrowing availability), cash flow from operations, and capital expenditures, presented for the Company on a consolidated basis (the “Specified Financial Information”), for the immediately preceding monthly period or as of the end of such monthly period, as the case may be. Within 45 days after the end of each fiscal quarter ending during the Interim Period (other than the last fiscal quarter in the fiscal year), and within 75 days after the last fiscal quarter of the fiscal year ending during the Interim Period, the Company will cause to be filed with (or furnished to) the Commission a Report on Form 8-K (or other publicly-available report under the Exchange Act) containing unaudited Specified Financial Information for the immediately preceding fiscal quarter or as of the end of such quarterly period, as the case may be. All Specified Financial Information will be subject to such changes determined by the Company to be appropriate in connection with any Commission inquiry, the Company’s internal review and possible restatements announced prior to the end of the Interim Period. As used in this Section, the term “Interim Period” means the period beginning on September 20, 2005 and ending on such date (the “End Date”) by which the Company shall have filed with the Commission all Annual Reports on Form 10-K and all Quarterly Reports on Form 10-Q due pursuant to the Exchange Act for periods ended prior to the End Date. This Section shall expire and cease to have any effect upon the End Date.

F.           Section 2.4 of the Original Guarantee Agreement shall be amended to insert the following at the end thereof:

Notwithstanding the foregoing or any other provision of this Guarantee Agreement, (i) the documents, reports and information referred to in this Section 2.4 that the Guarantor would have been required (but for this sentence) to file with, or provide to, the Guarantee Trustee, the Securities and Exchange Commission, the Holders or any other Person, at any time before the Covenant Reversion Date, shall not be required to be filed or provided until the Covenant Reversion Date and (ii) compliance certificates that the Guarantor would have been required (but for this sentence) to provide pursuant to this Section 2.4 at any time before the Covenant Reversion Date shall not be required to be delivered until the Covenant Reversion Date.

G.          Section 8.14 of the Original Trust Agreement shall be amended to insert the following at the end thereof:

Notwithstanding the foregoing or any other provision of this Trust Agreement, (i) the documents, reports and information referred to in this Section 8.14 that the Depositor and Administrative Trustees on behalf of the Trust would have been required (but for this sentence) to provide to the Property Trustee or any other Person, at any time before the Covenant Reversion Date, shall not be required to be provided until the Covenant Reversion Date, and (ii) the compliance certificates that the Depositor and Administrative Trustees on behalf of the Trust would have been required (but for this sentence) to provide pursuant to this Section 8.14 at any time before the Covenant Reversion Date shall not be required to be delivered until the Covenant Reversion Date.

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ARTICLE II

MISCELLANEOUS

A.          Definitions. All capitalized terms which are used herein and not otherwise defined herein are used herein with the same meanings as in the Original Documents.

B.          Effect of Supplement; Effectiveness and Operation. This Supplement shall be effective upon execution hereof by the Company and the Trustees. From and after such execution, the Amendments set forth herein shall be deemed to have modified the applicable articles or sections, or portions thereof, or clauses, of the Original Documents. In all other respects, the Original Documents are confirmed by the parties hereto as supplemented by the terms of this Supplement. In the event that there is a conflict or inconsistency between the Original Documents and this Supplement, the provisions of this Supplement shall control.

C.          Trust Indenture Act Controls. If any provision of this Supplement limits, qualifies or conflicts with another provision which is required to be included in this Supplement by the Trust Indenture Act of 1939, as amended (the “TIA”), the required provision shall control. If any provision of this Supplement modifies any TIA provision that may be so modified, such TIA provision shall be deemed to apply to this Supplement as so modified. If any provision of this Supplement excludes any TIA provision that may be so excluded, such TIA provision shall be excluded from this Supplement.

D.          Trustees. The recitals contained herein shall be taken as the statements of the Company and the Trustees assume no responsibility for their correctness. The Trustees make no representations as to the validity or sufficiency of this Supplement.

E.           Governing Law. This Supplement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law principles thereof.

F.           Severability. In case any provisions in this Supplement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

G.          Counterparts. The parties may sign any number of copies of this Supplement. Each signed copy shall be an original, but all of them together represent the same agreement.

[signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Supplement to be duly executed, all as of the date first above written.

UNITED RENTALS, INC.

By: /s/ Alfred P. Colangelo

Name:	Alfred P. Colangelo
Title:	Vice President, Finance

ADMINISTRATIVE TRUSTEES OF THE TRUST:

    /s/ Wayland Hicks

Wayland Hicks

    /s/ Matthew Womble

Matthew Womble

    /s/ Alfred Colangelo

Alfred Colangelo

THE BANK OF NEW YORK, as Property Trustee under the Trust Agreement and as Trustee under the Indenture and the Guarantee Agreement

By: /s/ Geovanni Barris

Name:	Geovanni Barris
Title:	Vice President

THE BANK OF NEW YORK (DELAWARE), as Delaware Trustee

By: /s/ Kristine Gullo

Name:	Kristine K. Gullo
Title:	Vice President

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